Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Three Months Ending	Year Ended December 31,
	March 31, 2018	2017	2016	2015	2014	2013
Net earnings (losses) attributable to Berkshire Hathaway shareholders(1)	$(1,138)	$44,940	$24,074	$24,083	$19,872	$19,476
Income tax expense (benefit)(1)	(452)	(21,515)	9,240	10,532	7,935	8,951
Earnings attributable to noncontrolling interests	67	413	353	331	298	369
Equity method net (earnings) losses	(401)	(2,938)	(923)	122	26	262
Dividends from equity method investments	254	797	952	366	—	—
Fixed charges	1,128	4,529	4,439	4,065	3,882	3,386

Earnings available for fixed charges	$(542)	$26,226	$38,135	$39,499	$32,013	$32,444

Fixed charges
Interest expense, including amortization(2)	$975	$3,927	$3,741	$3,446	$3,253	$2,801
Rentals representing interest and capitalized interest	153	602	698	619	629	585

	$1,128	$4,529	$4,439	$4,065	$3,882	$3,386

Ratio of earnings to fixed charges	(0.48)x	5.79x	8.59x	9.72x	8.25x	9.58x

(1)

Effective January 1, 2018, all changes in the fair values of investments in equity securities are included in earnings, including unrealized gains and losses on securities still held. During the first quarter of 2018, Berkshire’s earnings included pre-tax losses on investments in equity securities of approximately $8.0 billion ($6.4 billion after-tax), which was predominantly related to market value changes during the first three months of 2018 on securities still held at March 31, 2018.

(2)	Includes recurring interest expense and excludes foreign currency exchange gains and losses related to Berkshire’s Euro denominated debt and losses from prepayments of debt.